SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             BIOSPHERE MEDICAL, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   09066V 10 3
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
299 Park Avenue                                      Lowenstein Sandler PC
22nd Floor                                           65 Livingston Avenue
New York, New York  10171                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  November 10, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 09066V 10 3
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1)   Names of  Reporting  Persons/I.R.S.  Identification  Nos. of Above  Persons
     (entities only):

                                Stephen Feinberg
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
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3)   SEC Use Only
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4)   Source of Funds (See Instructions):  WC
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                                 Not Applicable
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6)   Citizenship or Place of Organization:           United States
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      Number of                           7) Sole Voting Power:             *
                                          --------------------------------------
      Shares Beneficially                 8) Shared Voting Power:           *
                                          --------------------------------------
      Owned by
      Each Reporting                      9) Sole Dispositive Power:        *
                                          --------------------------------------
      Person With:                       10) Shared Dispositive Power:      *
                                         ---------------------------------------
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11)   Aggregate Amount Beneficially Owned by Each Reporting Person:   2,800,935*
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12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):         Not Applicable
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13)   Percent of Class Represented by Amount in Row (11):        18.0%*
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14)   Type of Reporting Person (See Instructions):       IA, IN
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*    Based upon information  provided  directly by BioSphere  Medical, Inc. (the
"Company"), as of November 10, 2004, there are issued and outstanding 14,293,954 shares of Common Stock, par value $.01 per share, of the Company (the "Common Shares"). As of November 10, 2004, Cerberus Partners, L.P. ("Cerberus") is the holder of 469,256 Common Shares and 4,000 shares of Series A Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares"), which Preferred Shares are convertible into 1,000,000 Common Shares (subject to
adjustments   in   certain   circumstances);    Cerberus   International,   Ltd.
("International") is the holder of 937,212 Common Shares; and Stephen Feinberg individually is the holder of 152,800 Common Shares. In addition, as of November 10, 2004, Cerberus and International are the holders of warrants to purchase up to an aggregate of 213,889 and 27,778 Common Shares, respectively. Stephen Feinberg possesses sole power to vote and direct the disposition of all
securities   of  the  Company   owned  by  him  and  by  each  of  Cerberus  and
International. The reporting person's interest in the securities of the Company reported herein held by Cerberus and International is limited to the extent of his pecuniary interest in Cerberus and International, if any. Thus, for the purposes of Reg. Section 240.13d-3, as of November 10, 2004, Stephen Feinberg is deemed to beneficially own 2,800,935 Common Shares, or 18.0% of those Common Shares deemed issued and outstanding.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $.01 per share (the "Common Shares"), of Biosphere Medical, Inc. (the "Company"), whose principal executive offices are located at 1050 Hingham St., Rockland, Massachusetts 02370.


Item 2.   Background and Identity.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is Cerberus Partners, L.P., 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P. ("Cerberus"), and the investment manager for Cerberus International, Ltd. ("International"). Mr. Feinberg, Cerberus and International are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a Securities Purchase Agreement, dated as of November 10, 2004, by and among, among others, the Company and Cerberus (the "Purchase Agreement"), on November 10, 2004, Cerberus purchased from the Company 4,000 shares of Series A Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Shares"), at a purchase price of $1,000 per Preferred Share, and acquired a warrant (the "Warrant") to purchase up to 200,000 Common Shares, for no additional consideration. The Preferred Shares are convertible into Common Shares at a conversion price of $4.00 per share, subject to adjustments in certain circumstances (the "Conversion Price"), and the Warrant is exercisable for Common Shares at an exercise price of $4.00 per share, subject to adjustments in certain circumstances, at any time on or after the date of issuance thereof. All funds used to purchase or acquire the securities of the Company by Cerberus came directly from the assets of Cerberus.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company in the Purchase Agreement, as of November 10, 2004, there are issued and outstanding 14,293,954 Common Shares. As of November 10, 2004, Cerberus is the holder of 469,256 Common Shares and 4,000 Preferred Shares, which Preferred Shares are convertible into 1,000,000 Common Shares (subject to adjustments in certain circumstances); International is the holder of 937,212 Common Shares; and Stephen Feinberg individually is the holder of 152,800 Common Shares. In addition, as of November 10, 2004, Cerberus and International are the holders of warrants to purchase up to an aggregate of 213,889 and 27,778 Common Shares, respectively. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by him and by each of Cerberus and International. The reporting person's interest in the securities of the Company reported herein held by Cerberus and International is limited to the extent of his pecuniary interest in Cerberus and International, if any. Thus, for the purposes of Reg. Section 240.13d-3, as of November 10, 2004, Stephen Feinberg is deemed to beneficially own 2,800,935 Common Shares, or 18.0% of those Common Shares deemed issued and outstanding.

          In addition, as of November 10, 2004, an employee of Cerberus personally held 165,088 Common Shares, and warrants exercisable for an additional 3,472 Common Shares. However, Stephen Feinberg does not exercise any voting, investment or other authority with respect to the securities of the Company held by such employee, and Stephen Feinberg and such employee at all times act independent of one another with respect to the securities of the Company.

          The only transactions in the Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof since the filing by Mr. Feinberg of Amendment No. 1 to Schedule 13D, dated as of July 3, 2001, was the acquisition of the Preferred Shares and the Warrant described in this Amendment No. 2 to Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          On November 10, 2004, Cerberus acquired 4,000 Preferred Shares and the Warrant to purchase up to 200,000 Common Shares pursuant to the Purchase Agreement. Pursuant to the Certificate of Designations, Preferences and Rights of Series A Preferred Stock of the Company (the "Certificate of Designations"), the Preferred Shares are convertible into such number of Common Shares as is obtained by: (1) multiplying the number of shares of Series A Preferred Stock to be converted by $1,000, subject to adjustments in certain circumstances (the "Series A Stated Value"), and adding to such product an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such shares; and (2) dividing the result obtained pursuant to clause (1) above by the Conversion Price then in effect. Cerberus is entitled to receive dividends, commencing from the date of issuance of each such share, at the rate of 6% per annum (on the basis of a 360 day year) of the Series A Stated Value. Such dividends shall be cumulative, whether or not earned or declared, shall be paid quarterly in arrears in each year that Preferred Shares are outstanding and shall be paid in cash or, at the Company's election, through the issuance of such number of additional Preferred Shares (rounded down to the nearest whole share with any fractional shares being issued in cash in an amount equal to the Series A Stated Value of such fractional Preferred Share) determined by dividing the amount of the total accrued but unpaid dividends then outstanding on Cerberus' Preferred Shares by the Conversion Price then in effect. As of November 10, 2004, the Preferred Shares are convertible into 1,000,000 Common Shares (subject to adjustments in certain circumstances).

          Pursuant to the terms of the Purchase Agreement, Cerberus was issued the Warrant to purchase up to 200,000 Common Shares at an exercise price of $4.00 per share. The Warrant may be exercised at any time on or after the date of issuance thereof until November 10, 2009. The number and kind of securities purchasable upon exercise of the Warrant and the exercise price thereof are subject to adjustment upon the occurrence of certain events, which include (1) the payment by the Company of dividends or a distribution on Common Shares in Common Shares; (2) the subdivision or combination of outstanding Common Shares;

(3) the recapitalization, reclassification or reorganization of the capital stock of the Company; (4) the consolidation or merger of the Company with another entity in which the Company is not the surviving entity; (5) the sale, transfer or other disposition of all or substantially all of the Company's assets to another entity; and (6) a distribution to holders of Common Shares of evidences of indebtedness, assets, subscription rights or warrants. The Warrant also contains a weighted-average anti-dilution adjustment provision which provides for a reduction in the exercise price of the Warrant in the event the Company issues and sells Common Shares for a per share consideration that is less than the exercise price of the Warrant then in effect. The holder of the Warrant may elect to receive, pursuant to a cashless exercise, without payment of the exercise price, Common Shares equal to the value of the Warrant, or any portion thereof, by the surrender of the Warrant, or any such portion being so exercised.

          Pursuant to the Certificate of Designations, the Preferred Shares rank senior to all other outstanding series of preferred stock of the Company and senior to the Common Shares, as to the payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company. Except as otherwise provided in the Certificate of Designations or as required by applicable law, the holders of Preferred Shares shall be entitled to vote on all matters on which the holders of Common Shares shall be entitled to vote, in the same manner and with the same effect as the holders of Common Shares, voting together with the holders of Common Shares as a single class.

          Pursuant to the Certificate of Designations, for so long as 4,000 or more of the Preferred Shares initially issued on November 10, 2004 (appropriately adjusted for any subsequent stock dividend, stock split, reclassification or similar transaction) remain outstanding, the Company shall not, without the consent of Cerberus and the other investor party to the Purchase Agreement, if Cerberus and such other investor are holders of the then outstanding Preferred Shares, or if Cerberus and such other investor are not holders of the then outstanding Preferred Shares, the holders of a majority of the then outstanding Preferred Shares, take any of the following actions: (1) amend, alter or repeal any of the provisions of the Company's certificate of incorporation or bylaws, or recapitalize, reclassify, reorganize or exchange any class of the Company's capital stock, including through a merger or consolidation, in each case, in a manner that would adversely effect the rights of the holders of Preferred Shares, or in any way change the rights of the Preferred Shares; (2) authorize, create, designate, issue or sell any (A) class or series of capital stock (including shares of treasury stock), (B) rights, options, warrants or other securities convertible into or exercisable or exchangeable for capital stock or (C) any debt security which by its terms is convertible into or exchangeable for any capital stock or has any other equity feature or any security that is a combination of debt and equity, which capital stock, in each case, is senior to or pari passu with the Preferred Shares; (3) increase or decrease (other than following a conversion or redemption of Preferred Shares, and then, only to the extent of such conversion or redemption) the number of authorized Preferred Shares or authorize the issuance of or issue any Preferred Shares (other than in connection with the payment of dividends in accordance with the terms of the Certificate of Designations); (4) agree to any restriction on the Company's ability to satisfy its obligations under the Certificate of Designations to holders of Preferred Shares or the Company's ability to honor the exercise of any rights of the holders of the Preferred Shares; (5) directly or indirectly declare or pay any dividend or make any distribution (whether in cash, shares of capital stock of the Company, or other property) on shares of capital stock of the Company, or redeem, purchase or otherwise acquire for value (including through an exchange), or set apart money or other property for any mandatory purchase or analogous fund for the redemption, purchase or acquisition of any shares of capital stock of the Company, except for: (A) the dividends on the Preferred Shares; and (B) the redemption or repurchase of (i) Preferred Shares in accordance with the terms of the Certificate of Designations, or (ii) Common Shares held by employees, officers or directors of the Company pursuant to a written plan or program approved by the Board of Directors of the Company; (6) conduct transactions with affiliates, unless the terms and conditions of any such transaction are at least as favorable to the Company as in an arms-length transaction, as determined by a majority of the disinterested members of the Board of Directors of the Company, and are approved by a majority of the disinterested members of the Board of Directors of the Company; and (7) enter into any agreement, or form or permit any subsidiary, to do any of the foregoing.

          In connection with the acquisition by Cerberus of the Preferred Shares and the Warrant pursuant to the Purchase Agreement, the Company, Cerberus and the other investor party to the Purchase Agreement entered into an Investors Rights Agreement, dated November 10, 2004 (the "Investor Rights Agreement"), pursuant to which, among other things: (1) the Company agreed to register for resale the Common Shares issuable upon conversion of the Preferred Shares and the Common Shares issuable upon exercise of the Warrant by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration; (2) each of Cerberus and the other investor is entitled to board observation rights, to the extent such investor does not have a designee or representative then serving as a director of the Company; (3) each of Cerberus and the other investor is entitled to information and inspection rights; and (4) in the event the Company issues in a financing for the purpose of raising capital any Common Shares, warrants, options or other rights to purchase Common Shares or any notes, debentures or other securities convertible into or exercisable or exchangeable for Common Shares, each of Cerberus and the other investor is entitled to participation rights, all as more particularly set forth and described in the Investors Rights Agreement.

          A copy of each of the Purchase Agreement, the Warrant, the Certificate of Designations and the Investor Rights Agreement is filed herewith as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4, respectively.

          The descriptions of the transactions and the agreements, instruments and documents set forth in this Amendment No. 2 to Schedule 13D are qualified in their entirety by reference to the complete agreements, instruments and documents governing such matters, each of which is attached to this Amendment No. 2 to Schedule 13D as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Securities Purchase Agreement, dated as of November 10, 2004, by and among, among others, the Company and Cerberus, which is incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated November 4, 2004.

          2. Warrant, dated as of November 10, 2004, issued by the Company to Cerberus, which is incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, dated November 4, 2004.

          3. Certificate of Designations, Preferences and Rights of Series A Preferred Stock of the Company, which is incorporated by reference to Exhibit
4.1 to the Company's Current Report on Form 8-K, dated November 4, 2004.

          4. Investor Rights Agreement, dated as of November 10, 2004, by and among, among others, the Company and Cerberus, which is incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, dated November 4, 2004.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            November 22, 2004


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen  Feinberg,  individually and
                                            in  his   capacity  as  the managing
                                `           member   of  Cerberus    Associates,
                                            L.L.C.,  the   general   partner  of
                                            Cerberus Partners,  L.P., and as the
                                            investment   manager   for  Cerberus
                                            International, Ltd.



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).